
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION                 ----------------------------
                              Washington, DC 20549                               OMB APPROVAL
                                                                         ----------------------------
                                 SCHEDULE 13D                            OMB Number:        3235-0145
                   Under the Securities Exchange Act of 1934             Expires:    October 31, 2002
                              (Amendment No. 2)*                         Estimated average burden
                                                                         hours per response......14.9
                                                                         ----------------------------




                              Ranger Industries, Inc.
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                                (Name of Issuer)


                         Common Stock, par value $0.01
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                         (Title of Class of Securities)


                                    75907105
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                                 (CUSIP Number)


                                John N. Turitzin
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                            New York, New York 10022
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 29, 2000
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1746 (2-98)   Potential  persons  who are to  respond to the  collection  of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.
________________________________________________________________________________
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Morton E. Handel
________________________________________________________________________________
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [_]
         (b) [x]

________________________________________________________________________________
     3.  Sec Use Only


________________________________________________________________________________
     4.  Source of Funds (See Instructions)

         PF, OO
________________________________________________________________________________
     5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [_]


________________________________________________________________________________
     6.  Citizenship or Place of Organization

         United States
________________________________________________________________________________
                    7.  Sole Voting Power

                        500,000
                ________________________________________________________________
     Number of      8.  Shared Voting Power
        Shares
  Beneficially          0
      Owned by  ________________________________________________________________
          Each      9.  Sole Dispositive Power
     Reporting
        Person          500,000
          With  ________________________________________________________________
                   10.  Shared Dispositive Power

                        0
________________________________________________________________________________
    11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         500,000
________________________________________________________________________________
    12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [_]

________________________________________________________________________________
    13.  Percent of Class Represented by Amount in Row (11)

         9.5%
________________________________________________________________________________
    14.  Type of Reporting Person (See Instructions)

         IN
________________________________________________________________________________

                          Amendment No. 2 to Schedule 13D

            This amends the Schedule 13D dated August 13, 1998 (the "Schedule 13D") as amended by Amendment No. 1 dated January 4, 2000 by Morton E. Handel with respect to the Common Stock, $0.01 par value (the "Common Stock") of Ranger Industries, Inc., a Connecticut corporation ("Ranger" or the "Company"). Notwithstanding this Amendment No. 2, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D.

            I. Items 5(a), 5(b) and 5(c) of the Schedule 13D, "Interest in Securities of the Issuer," are hereby amended and restated in their entirety as follows:

            "(a) Mr. Handel owns an aggregate of 500,000 shares (9.5% of total outstanding shares) of the Common Stock of the Company.

            "(b) Mr. Handel has sole voting power and sole dispositive power with respect to all 500,000 shares (9.5%) owned by him. The Irma and Morton Handel Foundation, Inc. owns an additional 218,167 shares (4.1%) of Common Stock. See Item 5(c) below. Mr. Handel disclaims beneficial ownership of the shares held by the Irma and Morton Handel Foundation, Inc.

            "(c) Mr. Handel purchased (on the open market) 10,000 shares of Common Stock for $4,000 in cash (or $.40 per share) on October 9, 1998.

            "Mr. Handel purchased (on the open market) 10,000 shares of Common Stock for $3,125 in cash (or $.3125 per share) on January 9, 1999.

            "On December 29, 2000 Mr. Handel contributed 218,167 shares of Common Stock to the Irma and Morton Handel Foundation, Inc., a Connecticut not-for-profit corporation of which Mr. Handel and his wife are two of the three directors and Mr. Handel is the president. Except for the transfer of 218,167 shares of Common Stock to the Irma and Morton Handel Foundation, Inc., Mr. Handel has not engaged in any transactions with respect to shares of the Company in the last 60 days.

            "The percentages above are based upon 5,278,644 shares outstanding as of March 3, 2000 as reported on the Company's Annual Report, a Form 10QSB for the quarter ended September 30, 2000."

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 9, 2001                       /s/ Morton E. Handel
                                             ------------------------
                                             Morton E. Handel